Exhibit 99.1

NewGen Issues 3,666,667 New Shares in Connection with Strategic K25.ai Acquisition, Reaches Milestone of US$7.6 Million Market Capitalization

Strong Capitalization Foundation Supports Strategic Growth and Market Stability

BANGKOK – June 22, 2026 – NewGenIVF Group Limited (Nasdaq: NIVF) (“NewGen” or the “Company”) today announced that NewGen’s total outstanding shares now stand at 10,073,535 following share issuances in connection with its strategic share purchase agreements to acquire a 10% equity interest in K25.ai. The Company’s market capitalization reached US$7,631,710 on June 18, 2026, providing a solid foundation for future growth. Management views this market capitalization as representing a substantial discount to the Company’s net asset value of approximately US$25.98 million as of December 31, 2025. The balance sheet has been further strengthened by the Company’s subsequent US$10 million investment in K25.ai.

This capital strength follows the Company’s recently announced strategic direction shift, including the definitive investment agreement with K25.ai, an AI-powered live-streaming prediction market platform, and the adoption of a digital assets treasury strategy. The K25.ai transaction has furthered NewGen’s deliberate pivot toward high-growth opportunities at the intersection of artificial intelligence, digital engagement, and emerging information markets across permitted APAC jurisdictions.

As the Company continues to execute on this new trajectory, a solid capitalization base provides the financial foundation necessary to support strategic investments, pursue commercial partnerships, and maximize the Company’s ability to generate value for its shareholders.

With this increased capitalization, NewGen believes that it is now well-positioned to meet the Nasdaq’s proposed minimum Market Value of Listed Securities (MVLS) threshold of US$5 million, reinforcing the Company’s confidence in its continued compliance and its ability to maintain a stable public market presence as it advances its strategic growth initiatives.

“Exceeding US$7.6 million in share capitalization with over 10 million shares outstanding is a significant milestone for NewGen,” said Mr. Alfred Siu Wing Fung, Founder, Chairman and Chief Executive Officer of NewGen. “This valuation remains well below the Company’s net asset value of approximately US$25.98 million as of December 31, 2025 — prior to the addition of the US$10 million K25.ai investment — highlighting the meaningful upside potential as we continue executing our strategy. Our recent agreement with K25.ai reflects the new direction we are pursuing, focused on AI, digital platforms, and high-growth categories in APAC. A strong capital structure ensures we have the credibility and stability to execute that vision and provide the best value to our shareholders.”

Looking ahead, NewGen intends to further enhance its shareholder base through disciplined strategic investments and active recruitment of more medium-term investors who believe in the Company’s business model and investment strategies. By attracting like-minded, value-oriented shareholders, the Company aims to build a more stable and supportive ownership structure that aligns with its long-term growth objectives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this press release include, but are not limited to, statements regarding: the Company’s market capitalization representing a discount to net asset value and the implied upside potential; the adoption and implementation of a digital assets treasury strategy; the Company’s strategic pivot toward opportunities in artificial intelligence, digital engagement, and prediction markets; the Company’s ability to use its capitalization to support strategic investments, pursue commercial partnerships, and generate value for shareholders; the Company’s confidence in meeting Nasdaq’s proposed minimum Market Value of Listed Securities threshold; and the Company’s intention to enhance its shareholder base.

These forward-looking statements are based on the Company’s current expectations, estimates, projections and assumptions as of the date of this press release and are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied. These risks and uncertainties include, among others: share dilution and capital markets issuance risk; Nasdaq listing and market capitalization compliance risk; share price volatility; risks relating to the Company’s digital asset treasury strategy, including price volatility, custody and cybersecurity risk, and evolving regulation of digital assets; business transformation and execution risk arising from the Company’s ongoing strategic pivot across multiple new business lines; the risk that the carrying value of the Company’s investment in K25.ai is not realized and may be impaired; and regulatory risk specific to prediction-market and information-market products. Additional risks are described in the Company’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

All information provided in this press release is as of the date of this press release. The Company undertakes no obligation to update or revise any forward-looking statements,, except as required by applicable securities laws.

About NewGen

NewGenIVF Group is a tech-forward, diversified growth company pursuing opportunities at the intersection of artificial intelligence, real estate development and reproductive health solutions. The Company operates through “NewGenDigital,” focused on AI, prediction markets and digital asset innovation (including its strategic investment in K25.ai); “NewGenProperty,” focused on real estate development projects in the UAE’s Ras Al Khaimah Emirate; and “NewGenSup,” focused on health and longevity products and solutions; and its legacy IVF and assisted reproductive treatment services across Asia. To learn more, visit www.nivf.global. The information contained on, or accessible through, NewGenIVF’s website is not incorporated by reference into this press release and should not be considered part of this press release.

Contacts

NewGen Investor Relations Contact
ICR, LLC
Robin Yang
Phone: +1 (212) 537-3847
Email: NewgenivfIR@icrinc.com